Exhibit 99.(m)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Tax Charge	Policy Fee	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	3,000.00	97.50	90.00	819.35	(44.08)	1,949.07
2	1,949.07	3,000.00	97.50	90.00	879.18	(79.16)	3,803.23
3	3,803.23	3,000.00	97.50	90.00	943.20	(112.45)	5,560.08
4	5,560.08	3,000.00	97.50	90.00	1,011.41	(143.92)	7,217.24
5	7,217.24	3,000.00	97.50	90.00	1,088.63	(173.48)	8,767.63

End of year 5 cash surrender value         8,767.63         minus         2,565.00     =                   6,202.63

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount

(10.26 x 250 = 2,565.00)